Exhibit 99.1

Condensed interim consolidated financial statements

September 30, 2016

(unaudited)

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Income (Loss)

 (Stated in thousands of U.S. dollars)

 (Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2016	2015	2016	2015

Continuing operations
Revenue	4	$226,341	$431,701	$978,739	$1,279,119
Cost of sales	5	(232,490)	(252,172)	(677,533)	(735,701)

Gross margin		(6,149)	179,529	301,206	543,418

Operating expenses	6	(75,871)	(151,721)	(243,202)	(339,330)
Corporate administration expenses		(4,836)	(2,899)	(13,495)	(12,198)
Other income (expenses)	7	10,811	271	4,046	(44,278)

Income (loss) before finance items and taxes		(76,045)	25,180	48,555	147,612

Finance items
Finance income	8	38,132	1,003	54,906	2,214
Finance costs	8	(45,493)	(2,249)	(72,836)	(4,609)

		(7,361)	(1,246)	(17,930)	(2,395)

Income (loss) from continuing operations before taxes		(83,406)	23,934	30,625	145,217

Income and other taxes		5,611	(11,298)	(10,830)	(35,949)

Income (loss) from continuing operations		(77,795)	12,636	19,795	109,268

Discontinued operations
Income (loss) after tax from discontinued operations		-	(22,784)	-	10,866

Income (loss) for the period		$(77,795)	$(10,148)	$19,795	$120,134

Attributable to owners of Turquoise Hill Resources Ltd.		(31,401)	21,184	117,293	142,229
Attributable to owners of non-controlling interests		(46,394)	(31,332)	(97,498)	(22,095)

Income (loss) for the period		$(77,795)	$(10,148)	$19,795	$120,134

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$(31,401)	$43,968	$117,293	$160,998
Discontinued operations		-	(22,784)	-	(18,769)

		$(31,401)	$21,184	$117,293	$142,229

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$(0.02)	$0.02	$0.06	$0.08
Discontinued operations		-	(0.01)	-	(0.01)

Income (loss) for the period		$(0.02)	$0.01	$0.06	$0.07

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,309	2,012,314	2,012,306

 The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Comprehensive Income (Loss)

 (Stated in thousands of U.S. dollars)

 (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Income (loss) for the period	$(77,795)	$(10,148)	$19,795	$120,134

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 19)	3,533	(2,114)	(182)	(8,932)
Losses on revaluation of available for sale investments transferred to the statement of income (Note 19)	257	140	2,369	9,136

Other comprehensive income (loss) for the period	$3,790	$(1,974)	$2,187	$204

Total comprehensive income (loss) for the period	$(74,005)	$(12,122)	$21,982	$120,338

Attributable to owners of Turquoise Hill	$(27,611)	$19,210	$119,480	$142,433
Attributable to owners of non-controlling interests	(46,394)	(31,332)	(97,498)	(22,095)

Total comprehensive income (loss) for the period	$(74,005)	$(12,122)	$21,982	$120,338

 The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Cash Flows

 (Stated in thousands of U.S. dollars)

 (Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2016	2015	2016	2015

Cash generated from operating activities before interest and tax	21	$23,953	$171,741	$381,009	$512,394

Interest received		5,887	816	9,281	1,461
Interest paid		-	(1,161)	(16,161)	(1,161)
Income and other taxes paid		(257)	(6,138)	(67,983)	(15,606)

Net cash generated from operating activities		29,583	165,258	306,146	497,088

Cash flows from investing activities
Loans to related party	13	-	-	(4,156,284)	-
Expenditures on property, plant and equipment		(74,380)	(29,231)	(183,602)	(88,678)
Proceeds from sale of discontinued operations		-	6,514	-	11,867
Proceeds from sale and redemption of financial assets		2,746	223	6,802	17,005
Proceeds from sales of mineral property rights and other assets		-	-	2,800	1,237
Other investing cash flows		149	656	222	1,645

Cash used in investing activities of continuing operations		(71,485)	(21,838)	(4,330,062)	(56,924)
Cash used in investing activities of discontinued operations		-	-	-	(114)

Cash used in investing activities		(71,485)	(21,838)	(4,330,062)	(57,038)

Cash flows from financing activities
Net proceeds from project finance facility	16	-	-	4,274,321	-
Payment of project finance fees		-	-	(158,999)	-
Issue of share capital	18	-	-	-	20

Cash from financing activities of continuing operations		-	-	4,115,322	20
Cash from financing activities of discontinued operations		-	-	-	3,500

Cash from financing activities		-	-	4,115,322	3,520

Effects of exchange rates on cash and cash equivalents		(57)	73	1,227	247

Net increase (decrease) in cash and cash equivalents		(41,959)	143,493	92,633	443,817

Cash and cash equivalents - beginning of period		$1,478,470	$1,166,867	$1,343,878	$866,543
Cash and cash equivalents - end of period		1,436,511	1,310,360	1,436,511	1,310,360

Cash and cash equivalents as presented on the statement of financial position		$1,436,511	$1,310,360	$1,436,511	$1,310,360

 The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Financial Position

 (Stated in thousands of U.S. dollars)

 (Unaudited)

	Note	September 30, 2016	December 31, 2015
Current assets
Cash and cash equivalents	9	$ 1,436,511	$1,343,878
Inventories	10	240,361	321,409
Trade and other receivables	11	16,775	15,833
Prepaid expenses and other assets	12	9,692	53,375
Loans due from related party	13	849,247	-

		2,552,586	1,734,495
Non-current assets
Property, plant and equipment	14	6,312,066	6,319,983
Inventories	10	-	539
Deferred income tax assets		174,309	165,000
Loans due from related party, and other financial assets	13	3,319,737	20,078

		9,806,112	6,505,600

Total assets		$12,358,698	$8,240,095

Current liabilities
Trade and other payables	15	$269,335	$201,567
Deferred revenue		54,682	72,004

		324,017	273,571
Non-current liabilities
Borrowings and other financial liabilities	16	4,111,980	13,574
Deferred income tax liabilities		3,335	52,916
Decommissioning obligations	17	101,771	104,421

		4,217,086	170,911

Total liabilities		$ 4,541,103	$444,482

Equity
Share capital	18	11,432,122	11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive income (loss)	19	2,173	(14)
Deficit		(4,356,067)	(4,473,360)

Equity attributable to owners of Turquoise Hill		8,634,002	8,514,522
Attributable to non-controlling interests	20	(816,407)	(718,909)

Total equity		7,817,595	7,795,613

Total liabilities and equity		$12,358,698	$8,240,095

 The accompanying notes are an integral part of these consolidated financial statements.

 The financial statements were approved by the directors on November 2, 2016 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Equity

 (Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2016		Attributable to owners of Turquoise Hill

			Accumulated
			other
			comprehensive			Non-controlling
	Share capital	Contributed	income (loss)			Interests
	(Note 18)	surplus	(Note 19)	Deficit	Total	(Note 20)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

Income (loss) for the period	-	-	-	117,293	117,293	(97,498)	19,795
Other comprehensive income for the period	-	-	2,187	-	2,187	-	2,187

Closing balance	$11,432,122	$1,555,774	$2,173	$(4,356,067)	$8,634,002	$(816,407)	$7,817,595

Nine Months Ended September 30, 2015		Attributable to owners of Turquoise Hill

			Accumulated
			other
			comprehensive			Non-controlling
	Share capital	Contributed	loss			Interests
	(Note 18)	surplus	(Note 19)	Deficit	Total	(Note 20)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income (loss) for the period	-	-	-	142,229	142,229	(22,095)	120,134
Other comprehensive income for the period	-	-	204	-	204	-	204
Equity issued to holders of non-controlling interests	-	-	-	1,677	1,677	1,823	3,500
Employee share options	24	69	-	-	93	-	93
Other decrease in non-controlling interests (Note 20)	-	-	-	-	-	(88,048)	(88,048)

Closing balance	$11,432,084	$1,555,790	$(4,301)	$(4,644,434)	$8,339,139	$(734,791)	$7,604,348

The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Notes to the Condensed interim consolidated financial statements

 (Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on November 2, 2016. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at September 30, 2016.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015, prepared in accordance with IFRS.

(b)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2016, and have not been applied in preparing these condensed interim consolidated financial statements. The following standards may have a potential effect on the condensed interim consolidated financial statements of the Company:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s condensed interim consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost; fair value through profit and loss; and fair value through other comprehensive income. IFRS 9 also amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The extent of the impact of adoption has not yet been determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	New standards and interpretations not yet adopted (continued)

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The extent of the impact of adoption of the standard has not yet been determined.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated statement of financial position and to define how leases and liabilities are measured. Under the new standard, a lessee is in essence required to:

a.

Recognize all lease assets and liabilities (including those currently classed as operating leases) on the statement of financial position, initially measured at the present value of unavoidable lease payments;

b.	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and
c.

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company is currently evaluating the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the statement of financial position together with an asset representing the right of use, including those classified as operating leases under the existing standard. Information on the undiscounted amount of the Company’s operating lease commitments at December 31, 2015 under IAS 17, the current lease standard, is disclosed within Note 24 to the Company’s annual financial statements for the year ended December 31, 2015.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

 TURQUOISE HILL RESOURCES LTD.

 Notes to the Condensed interim consolidated financial statements

 (Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment - continuing operations

	Three Months Ended September 30, 2016
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$226,341	$-	$226,341

Cost of sales	(232,490)	-	(232,490)

Gross margin	(6,149)	-	(6,149)

Operating expenses	(84,374)	8,503	(75,871)

Corporate administration expenses	-	(4,836)	(4,836)

Other income (expenses)	11,369	(558)	10,811

Income (loss) before finance items and taxes	(79,154)	3,109	(76,045)

Finance items

Finance income	21,716	16,416	38,132

Finance costs	(88,320)	42,827	(45,493)

Income (loss) from continuing operations before taxes	$(145,758)	$62,352	$(83,406)

Income and other taxes	9,305	(3,694)	5,611

Income (loss) from continuing operations	$(136,453)	$58,658	$(77,795)

Depreciation and depletion	$89,049	$17	$89,066

Capital expenditures	$151,886	$-	$151,886

Total assets	$6,868,024	$5,490,674	$12,358,698

(a)

During the three months ended September 30, 2016, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $62.2 million, $49.5 million, $35.3 million and $26.1 million (September 30, 2015 - $114.4 million, $102.1 million and $52.3 million) respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment - continuing operations (continued)

	Three Months Ended September 30, 2015
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$ 431,701	$-	$431,701

Cost of sales	(252,172)	-	(252,172)

Gross margin	179,529	-	179,529

Operating expenses	(159,294)	7,573	(151,721)

Corporate administration expenses	-	(2,899)	(2,899)

Other income (expenses)	557	(286)	271

Income (loss) before finance items and taxes	20,792	4,388	25,180

Finance items

Finance income	196	807	1,003

Finance costs	(113,140)	110,891	(2,249)

Income (loss) from continuing operations before taxes	$ (92,152)	$116,086	$23,934

Income and other taxes	-	(11,298)	(11,298)

Income (loss) from continuing operations	$ (92,152)	$104,788	$12,636

Depreciation and depletion	$95,381	$26	$95,407

Capital expenditures	$40,803	$-	$40,803

Total assets	$ 6,513,843	$1,606,196	$8,120,039

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment - continuing operations (continued)

	Nine Months Ended September 30, 2016
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$ 978,739	$ -	$ 978,739

Cost of sales	(677,533)	-	(677,533)

Gross margin	301,206	-	301,206

Operating expenses	(272,987)	29,785	(243,202)

Corporate administration expenses	-	(13,495)	(13,495)

Other income (expenses)	6,118	(2,072)	4,046

Income (loss) before finance items and taxes	34,337	14,218	48,555

Finance items

Finance income	30,142	24,764	54,906

Finance costs	(360,525)	287,689	(72,836)

Income (loss) from continuing operations before taxes	$ (296,046)	$ 326,671	$ 30,625

Income and other taxes	9,289	(20,119)	(10,830)

Income (loss) from continuing operations	$ (286,757)	$ 306,552	$ 19,795

Depreciation and depletion	$ 270,363	$ 360	$ 270,723

Capital expenditures	$ 288,152	$ -	$ 288,152

Total assets	$ 6,868,024	$5,490,674	$12,358,698

(b)

During the nine months ended September 30, 2016, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $239.7 million, $227.3 million, $183.7 million and $154.6 million (September 30, 2015 - $285.9 million, $275.6 million and $152.2 million) respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment - continuing operations (continued)

	Nine Months Ended September 30, 2015

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$1,279,119	$-	$1,279,119

Cost of sales	(735,701)	-	(735,701)

Gross margin	543,418	-	543,418

Operating expenses	(323,342)	(15,988)	(339,330)

Corporate administration expenses	-	(12,198)	(12,198)

Other income (expenses)	2,163	(46,441)	(44,278)

Income (loss) before finance items and taxes	222,239	(74,627)	147,612

Finance items

Finance income	776	1,438	2,214

Finance costs	(340,981)	336,372	(4,609)

Income (loss) from continuing operations before taxes	$(117,966)	$263,183	$145,217

Income and other taxes	(111)	(35,838)	(35,949)

Income (loss) from continuing operations	$(118,077)	$227,345	$109,268

Depreciation and depletion	$263,779	$75	$263,854

Capital expenditures	$107,557	$-	$107,557

Total assets	$6,513,843	$1,606,196	$8,120,039

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4. Revenue
	Three Months Ended		Nine Months Ended

	September 30,		September 30,

	2016	2015	2016	2015

Copper-gold concentrate

Copper	$174,178	$224,502	$584,056	$635,006

Gold	45,825	202,803	377,092	632,533

Silver	6,338	4,396	17,591	11,580

	$226,341	$431,701	$978,739	$1,279,119

5. Cost of sales
	Three Months Ended		Nine Months Ended

	September 30,		September 30,

	2016	2015	2016	2015

Production and delivery	$134,279	$159,375	$401,466	$480,765

Depreciation and depletion	88,505	92,797	266,361	254,936

Provision against carrying value of copper-gold concentrate (Note 10)	9,706	-	9,706	-

	$232,490	$252,172	$677,533	$735,701

6. Operating expenses by nature
	Three Months Ended		Nine Months Ended

	September 30,		September 30,

	2016	2015	2016	2015

Oyu Tolgoi administration expenses	$45,662	$33,925	$122,890	$132,370

Royalty expenses	13,887	24,126	55,083	95,781

Impairment and write downs (a)	1,512	76,447	23,420	67,202

Selling expenses	8,486	4,346	23,725	19,248

Care and maintenance costs	3,174	10,283	8,540	14,280

Depreciation	561	2,610	4,362	8,918

Other	2,589	(16)	5,182	1,531

	$75,871	$151,721	$243,202	$339,330

(a)	Write downs include adjustments to the carrying value of non-current copper-gold stockpile inventories, and materials and supplies; refer to Note 10.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

7. Other income (expenses)

	Three Months Ended		Nine Months Ended

	September 30,		September 30,

	2016	2015	2016	2015

Realized losses on disposal of available for sale investments (Note 19)	$(257)	$(140)	$(2,369)	$(9,136)

Foreign exchange gains	11,250	1,542	6,888	4,124

Write off of property, plant and equipment	-	-	-	(36,794)

Other, including exploration and evaluation	(182)	(1,131)	(473)	(2,472)

	$10,811	$271	$4,046	$(44,278)

8. Finance income and finance costs

	Three Months Ended		Nine Months Ended

	September 30,		September 30,

	2016	2015	2016	2015

Finance income:

Interest income on bank deposits, short-term investments and loans due from related party	$38,132	$1,003	$54,906	$2,214

	$38,132	$1,003	$54,906	$2,214

Finance costs:

Interest expense and similar charges	$(86,376)	$(1,393)	$(120,671)	$(1,867)

Amounts capitalized	41,853	-	50,895	-

Accretion of decommissioning obligations (Note 17)	(970)	(856)	(3,060)	(2,742)

	$(45,493)	$(2,249)	$(72,836)	$(4,609)

9. Cash and cash equivalents

			September 30,	December 31,

			2016	2015

Cash at bank and on hand			$146,787	$123,557

Money market funds and other cash equivalents(a)			1,289,724	1,220,321

			$1,436,511	$1,343,878

(a)	At September 30, 2016, short-term liquid investments of $741.7 million (December 31, 2015 - $740.5 million) have been placed with Rio Tinto (refer to Note 23).

 TURQUOISE HILL RESOURCES LTD.

 Notes to the Condensed interim consolidated financial statements

 (Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

10.	Inventories

	September 30,	December 31,

	2016	2015
Current

Copper-gold concentrate	$66,725	$66,716

Provision against carrying value of copper-gold concentrate	(12,865)	-

Copper-gold stockpiles	17,018	38,905

Materials and supplies	223,405	259,521

Provision against carrying value of materials and supplies	(53,922)	(43,733)

	$240,361	$321,409

Non-current

Copper-gold stockpiles	$133,571	$124,621

Provision against carrying value	(133,571)	(124,082)

	$-	$539

During the three and nine months ended September 30, 2016, net charges of $11.2 million (2015 - $76.4 million) and $33.1 million (2015 - $67.2 million) relating to inventory write off and increase in provision against carrying value were recognized in the consolidated statement of income. During the three and nine months ended September 30, 2016, inventory on which there was a provision against carrying value of $0.6 million (2015 – nil) was sold and recognized in cost of sales for the period.

11.	Trade and other receivables

	September 30,	December 31,

	2016	2015

Trade receivables and other	$8,641	$12,210

Due from related parties (Note 23)	8,134	3,623

	$16,775	$15,833

12.	Prepaid expenses and other assets

	September 30,	December 31,

	2016	2015

Mongolian tax prepayments (a)	$-	$20,758

Prepaid expenses (b)	6,535	32,617

Amounts prepaid to related parties (Note 23)	3,157	-

	$9,692	$53,375

(a)

During the three and nine months ended September 30, 2016, the Company offset nil (2015 - $15.0 million) and $20.8 million (2015 - $45.0 million) of tax prepayments against Mongolian taxes and recognized nil (2015 - $0.2 million) and $0.1 million (2015 - $0.8 million) of interest income.

(b)	At December 31, 2015, prepaid expenses included $26.3 million fees paid in relation to the Oyu Tolgoi project finance facility signed on December 14, 2015 (refer to Note 16).

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Loans due from related party, and other non-current financial assets

	September 30,	December 31,
	2016	2015

Current assets:
Loans due from related party (Note 23)	$849,247	$-

	$849,247	$-

	September 30,	December 31,
	2016	2015

Loans due from related party, and other non-current financial assets:
Loans due from related party (Note 23)	$3,307,037	$-
Available for sale investments (a)	11,918	18,902
Other	782	1,176

	$3,319,737	$20,078

(a)	Available for sale equity securities

	September 30, 2016				December 31, 2015
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain (Loss)	Value

SouthGobi Resources (i)	8.8%	$4,972	$3,171	$8,143	19.2%	$11,059	$3,398	$14,457
Entrée Gold Inc.	9.0%	4,723	(981)	3,742	9.4%	4,723	(1,840)	2,883
Other	-	50	(17)	33	-	50	(18)	32
Ivanhoe Mines Ltd. (ii)	-	-	-	-	0.5%	3,191	(1,661)	1,530

		$9,745	$2,173	$11,918		$19,023	$(121)	$18,902

(i)

At September 30, 2016, the Company held 22.7 million (December 31, 2015 – 49.3 million) Class A common shares of SouthGobi Resources Ltd. (“SouthGobi”). In the three and nine months ended September 30, 2016, Turquoise Hill disposed of 13.4 million and 26.6 million shares in SouthGobi at a weighted average price of Cdn$0.27 per share and Cdn$0.26 per share resulting in a realized loss on disposal of $0.3 million and $0.8 million respectively.

Turquoise Hill disposed of the remaining 22.7 million Class A common shares of SouthGobi during October 2016.

(ii)

In the nine months ended September 30, 2016, Turquoise Hill disposed of 3.5 million shares in Ivanhoe Mines Ltd. at a weighted average price of Cdn$0.63 per share resulting in a realized loss on disposal of $1.6 million.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14.	Property, plant and equipment

	Oyu Tolgoi
	Mineral		Capital	Other
Nine Months Ended	property	Plant and	works in	capital
September 30, 2016	interests	equipment	progress	assets	Total

Net book value:

January 1, 2016	$848,753	$3,493,017	$1,977,997	$216	$6,319,983
Additions	43,666	-	193,591	-	237,257
Interest capitalized (Note 8)	-	-	50,895	-	50,895
Depreciation for the period	(71,146)	(219,352)	-	(167)	(290,665)
Disposals and write offs	-	(3,177)	(2,227)	-	(5,404)
Transfers and other movements	-	23,448	(23,448)	-	-

September 30, 2016	$821,273	$3,293,936	$2,196,808	$49	$6,312,066

Cost	1,123,225	4,285,058	2,196,808	3,783	7,608,874
Accumulated depreciation / impairment	(301,952)	(991,122)	-	(3,734)	(1,296,808)

September 30, 2016	$821,273	$3,293,936	$2,196,808	$49	$6,312,066

	Oyu Tolgoi
	Mineral		Capital	Other
Nine Months Ended	property	Plant and	works in	capital
September 30, 2015	interests	equipment	progress	assets	Total

Net book value:

January 1, 2015	$948,372	$3,695,939	$1,952,772	$312	$6,597,395
Additions	51,938	78	55,541	-	107,557
Depreciation for the period	(85,275)	(193,133)	-	(70)	(278,478)
Disposals and write offs	(36,794)	(1,958)	-	-	(38,752)
Transfers and other movements	-	1,410	(1,410)	(4)	(4)

September 30, 2015	$878,241	$3,502,336	$2,006,903	$238	$6,387,718

Cost	1,081,936	4,214,422	2,006,903	3,783	7,307,044
Accumulated depreciation / impairment	(203,695)	(712,086)	-	(3,545)	(919,326)

September 30, 2015	$878,241	$3,502,336	$2,006,903	$238	$6,387,718

15. Trade and other payables
				September 30,	December 31,
				2016	2015

Trade payables and accrued liabilities				$184,033	$165,393
Interest payable on long-term borrowings				56,838	-
Payable to related parties (Note 23)				26,683	34,801
Other				1,781	1,373

				$269,335	$201,567

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Borrowings and other financial liabilities

	September 30,	December 31,

	2016	2015

Project finance facility (a)	$4,098,814	$-

Capital lease payable	13,166	13,574

	$4,111,980	$13,574

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.

At September 30, 2016, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	September 30, 2016			Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term (ii)	Pre-completion	Post-completion

Commercial Banks
- A Loan	$698,813	$846,002	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	864,813	958,476	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	232,160	276,255	13 years	2.3%	2.3%

MIGA Insured Loan	666,815	737,894	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,636,213	1,730,088	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate

	$4,098,814	$4,548,715

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between initial recognition and the reporting date. Project finance borrowings were initially recognized at fair value on the relevant draw down date(s), with aggregate initial value being $4,307.3 million (before transaction costs). At September 30, 2016, these borrowings are stated net of $208.5 million amortized transaction costs. At September 30, 2016, the fair value of the Company’s borrowings has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the pre-completion period, of movements in the fair value of amounts drawn under the project finance facility. Refer to Note 23 (a) (v) for a description of Rio Tinto guarantee arrangements with respect to project finance borrowings.

(ii)	The project finance facility provides for interest only payments for the first five years and is then structured as a stepped amortization schedule for the remaining life of the facility.

(b)	Revolving credit facility

In March 2016, Oyu Tolgoi signed an amendment to extend the existing secured $200.0 million revolving credit facility with five banks that was scheduled to mature on March 19, 2016.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Borrowings and other financial liabilities (continued)

(b)	Revolving credit facility (continued)

Amounts under the credit facility were required to be used by Oyu Tolgoi for working capital purposes. The credit facility expired on draw down under the project finance facility described in (a) above.

17.	Decommissioning obligations

	September 30,	December 31,

	2016	2015

Oyu Tolgoi	$101,771	$104,421

	$101,771	$104,421

	Nine Months Ended
	September 30,
	2016	2015

Opening carrying amount	$104,421	$93,004

Changes in estimates and new estimated cash flows	(5,710)	9,651

Accretion of present value discount	3,060	2,742

	$101,771	$105,397

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $221.4 million have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2015 – 2.0%).

18.	Share capital

	Nine Months Ended September 30,

	2016		2015
	Number of Common Shares	Amount	Number of Common Shares	Amount

Balances, January 1	2,012,314,469	$11,432,122	2,012,298,797	$11,432,060

Shares issued for:
Exercise of stock options (a)	-	-	10,222	24

Balances, September 30	2,012,314,469	$11,432,122	2,012,309,019	$11,432,084

(a)	Share Options

During the nine month period ended September 30, 2016, no options were exercised, 485,116 options expired, no options were cancelled and no options were granted.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Accumulated other comprehensive income (loss)

	Nine Months Ended September 30,
	2016	2015
	Unrealized Gain (Loss)	Unrealized Gain (Loss)
	on Available For Sale	on Available For Sale
	Equity Securities	Equity Securities

Balance, January 1	$(14)	$(4,505)
Change in other comprehensive loss before reclassifications	(182)	(8,932)
Reclassifications from accumulated other comprehensive income (Note 13 (a))	2,369	9,136

Net other comprehensive income	2,187	204

Balance, September 30	$2,173	$(4,301)

20.	Non-controlling interests

At September 30, 2016, there were non-controlling interests in subsidiaries as follows:

		Non-controlling Interests
		Oyu Tolgoi (a)	Total

Balance, January 1, 2016		$(718,909)	$(718,909)
Non-controlling interests’ share of loss		(97,498)	(97,498)

Balance, September 30, 2016		$(816,407)	$(816,407)

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total

Balance, January 1, 2015	$56,590	$(683,061)	$(626,471)
Non-controlling interests’ share of income (loss)	29,635	(51,730)	(22,095)
Changes in equity interests held by Turquoise Hill	1,823	-	1,823
Disposal of noncontrolling interest in subsidiary	(88,048)	-	(88,048)

Balance, September 30, 2015	$-	$(734,791)	$(734,791)

(a)	Common share investments funded on behalf of non-controlling interests

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at September 30, 2016, the cumulative amount of such funding was $751.1 million (December 31, 2015 - $751.1 million). Accrued interest of $284.0 million (December 31, 2015 - $231.1 million), has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the timing of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from operating activities

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Income (loss) from continuing operations	$(77,795)	$12,636	$19,795	$109,268

Adjustments for:
Depreciation and amortization	89,066	95,407	270,723	263,854
Finance items:
Interest income	(38,132)	(1,003)	(54,906)	(2,214)
Interest and accretion expense	45,493	2,249	72,836	4,609
Realized and unrealized losses on financial instruments	257	140	2,369	9,136
Unrealized foreign exchange gains (losses)	57	(92)	(1,227)	(222)
Inventory write downs	11,218	76,447	33,126	67,202
Write down of carrying value of property, plant and equipment	2,589	-	5,182	38,341
Tax prepayment offset	-	15,000	20,802	45,000
Income and other taxes	(5,611)	11,298	10,830	35,949
Other items	371	(337)	1,125	453

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	27,584	17,075	45,891	36,626
Trade, other receivables and prepaid expenses	9,137	4,554	2,549	23,490
(Decrease) increase in:
Trade and other payables	(44,182)	13,597	(30,764)	(24,235)
Deferred revenue	3,901	(75,230)	(17,322)	(88,952)

Cash generated from operating activities of continuing operations before interest and tax	23,953	171,741	381,009	518,305

Cash used in operating activities of discontinued operations before interest and tax	-	-	-	(5,911)

Cash generated from operating activities before interest and tax	$23,953	$171,741	$381,009	$512,394

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Investing activities
Tax prepayment (Note 12)	$-	$15,000	$20,802	$45,000
Change in accounts payable and accrued liabilities related to property, plant and equipment (Note 14)	26,611	11,572	53,655	18,879

22.  Earnings per share

The basic earnings per share is computed by dividing the net income attributable to common stock by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation.

The potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Options	1,741,281	1,707,792	1,741,281	1,707,792

	1,741,281	1,707,792	1,741,281	1,707,792

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Related parties

(a)	Related party transactions with Rio Tinto

As at September 30, 2016, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2015: 50.8%). The following table presents the consolidated statement of financial position line items which include deposits with, amounts due from, and amounts payable to a Rio Tinto entity or entities (“Rio Tinto”). Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	September 30,	December 31,

	2016	2015

Cash and cash equivalents (i)	$741,711	$740,537

Trade and other receivables (Note 11)	8,134	3,623

Prepaid expenses and other assets (Note 12)	3,157	-

Loans due from related party, and other non-current financial assets (Note 13)

Loans due from related party (ii)	4,156,284	-

Trade and other payables (Note 15)

Management service payments (iii)	(8,504)	(5,972)

Cost recoveries (iv)	(18,179)	(28,829)

	$4,882,603	$709,359

The following table summarizes transactions with Rio Tinto by their nature:

	Three Months Ended		Nine Months Ended

	September 30,		September 30,
	2016	2015	2016	2015

Interest income on demand deposits (i)	$2,519	$554	$4,697	$1,109

Interest income on loans (ii)	32,718	-	45,992	-

Cost recoveries - Turquoise Hill	741	536	2,680	2,917

Finance costs:

Guarantee fee (v)	(27,934)	-	(39,263)	-

Management services payment (iii)	(7,335)	(7,572)	(28,894)	(18,727)

Cost recoveries - Rio Tinto (iv)	(22,296)	(13,755)	(36,050)	(38,482)

	$(21,587)	$(20,237)	$(50,838)	$(53,183)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2016, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Related parties (continued)

(a)	Related party transactions with Rio Tinto (continued)

(ii)

As part of project finance (Note 16), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At September 30, 2016, amounts due from 9539549 Canada Inc. totalled $4,156.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts deposited with 9539549 Canada Inc. under the cash management services agreement, which are net settled with the 2.5% completion support fee described in (v) below.

(iii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi open pit mine achieved Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0% for open pit operations and, in accordance with the Oyu Tolgoi Underground Mine Development and Financing Plan (“UDP”) signed on May 18, 2015, is 1.5% for Underground capital costs.

(iv)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(v)

As part of the project finance agreements (Note 16), Rio Tinto provided a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, Oyu Tolgoi and Turquoise Hill are required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by Turquoise Hill. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 8). The fee is settled net of a benefit arising on amounts deposited with 9539549 Canada Inc. under the cash management services agreement described in (ii) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

 TURQUOISE HILL RESOURCES LTD.

 Notes to the Condensed interim consolidated financial statements

 (Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Related parties (continued)

(b)	Related party transactions with SouthGobi

The following table summarizes transactions with SouthGobi which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

SouthGobi - from April 23, 2015	$-	$206	$-	$404

	$-	$206	$-	$404

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

24.	Contingencies

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

25.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of trade and other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

 TURQUOISE HILL RESOURCES LTD.

 Notes to the Condensed interim consolidated financial statements

 (Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

 TURQUOISE HILL RESOURCES LTD.

 Notes to the Condensed interim consolidated financial statements

 (Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Financial instruments and fair value measurements (continued)

	Fair Value at September 30, 2016

	Total	Level 1	Level 2	Level 3

Assets:

Provisional pricing embedded derivatives (a)	$3,290	$-	$3,290	$-

Available for sale investments (b)	11,918	11,918	-	-

	$15,208	$11,918	$3,290	$-

	Fair Value at December 31, 2015

	Total	Level 1	Level 2	Level 3

Assets:

Available for sale investments (b)	$18,902	$17,579	$1,323	$-

	$18,902	$17,579	$1,323	$-

Liabilities:

Provisional pricing embedded derivatives (a)	$15,587	$-	$15,587	$-

	$15,587	$-	$15,587	$-

(a)

Trade and other receivables and trade and other payables include provisionally priced receivables and payables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognized on provisionally priced sales based on the forward selling price for the period in the contract and also includes changes in the fair value of the provisional pricing embedded derivatives.

(b)	The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices.